Filed Pursuant to Rule 433
Registration No. 333-194324
March 18, 2016

NEWELL RUBBERMAID INC.

$8,000,000,000

2.600% Notes due 2019 (the “2019 Notes”), 3.150% Notes due 2021 (the “2021 Notes”),

3.850% Notes due 2023 (the “2023 Notes”), 4.200% Notes due 2026 (the “2026 Notes”),

5.375% Notes due 2036 (the “2036 Notes”), 5.500% Notes due 2046 (the “2046 Notes”)

Pricing Term Sheet

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement, dated March 15, 2016 (the “Preliminary Prospectus Supplement”).

Issuer:	Newell Rubbermaid Inc.

Principal Amounts:	2019 Notes: $1,000,000,000 2021 Notes: $1,000,000,000 2023 Notes: $1,750,000,000 2026 Notes: $2,000,000,000 2036 Notes: $500,000,000 2046 Notes: $1,750,000,000

Denominations:	$2,000 x $1,000

Maturity Dates:	2019 Notes: March 29, 2019 2021 Notes: April 1, 2021 2023 Notes: April 1, 2023 2026 Notes: April 1, 2026 2036 Notes: April 1, 2036 2046 Notes: April 1, 2046

Coupons:

2019 Notes: 2.600%

2021 Notes: 3.150%

2023 Notes: 3.850%

2026 Notes: 4.200%

2036 Notes: 5.375%

2046 Notes: 5.500%,

subject, in each case, to adjustment based on certain rating events as described under the caption “Description of the Notes—Interest Rate Adjustment of the Notes Based on Certain Rating Events” in the Preliminary Prospectus Supplement.

Interest Payment Dates:

2019 Notes: March 29 and September 29, commencing September 29, 2016

2021 Notes: April 1 and October 1, commencing October 1, 2016

2023 Notes: April 1 and October 1, commencing October 1, 2016

2026 Notes: April 1 and October 1, commencing October 1, 2016

2036 Notes: April 1 and October 1, commencing October 1, 2016

2046 Notes: April 1 and October 1, commencing October 1, 2016

Prices to Public:	2019 Notes: 99.977% 2021 Notes: 99.835% 2023 Notes: 99.969% 2026 Notes: 99.798% 2036 Notes: 100.000% 2046 Notes: 99.636%

Benchmark Treasuries:

2019 Notes: 1.000% due March 15, 2019

2021 Notes: 1.125% due February 28, 2021

2023 Notes: 1.500% due February 28, 2023

2026 Notes: 1.625% due February 15, 2026

2036 Notes: 3.000% due November 15, 2045

2046 Notes: 3.000% due November 15, 2045

Benchmark Treasury Yields:	2019 Notes: 1.008% 2021 Notes: 1.336% 2023 Notes: 1.655% 2026 Notes: 1.875% 2036 Notes: 2.675% 2046 Notes: 2.675%

Spreads to Benchmark Treasury:	2019 Notes: T + 160 bps 2021 Notes: T + 185 bps 2023 Notes: T + 220 bps 2026 Notes: T + 235 bps 2036 Notes: T + 270 bps 2046 Notes: T + 285 bps

Yields to Maturity:	2019 Notes: 2.608% 2021 Notes: 3.186% 2023 Notes: 3.855% 2026 Notes: 4.225% 2036 Notes: 5.375% 2046 Notes: 5.525%

Optional Redemption:

2019 Notes: At any time, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest at Treasury Rate plus 25 basis points, plus accrued interest to but excluding the redemption date.

2021 Notes: At any time prior to March 1, 2021, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on March 1, 2021 at Treasury Rate plus 30 basis points; and on or after March 1, 2021, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

2023 Notes: At any time prior to February 1, 2023, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on February 1, 2023 at Treasury Rate plus 35 basis points; and on or after February 1, 2023, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

2026 Notes: At any time prior to January 1, 2026, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on January 1, 2026 at Treasury Rate plus 35 basis points; and on or after January 1, 2026, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

2036 Notes: At any time prior to October 1, 2035, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on October 1, 2035 at Treasury Rate plus 40 basis points; and on or after October 1, 2035, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

2046 Notes: At any time prior to October 1, 2045, at a make whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value of principal and interest that would be due if the notes matured on October 1, 2045 at Treasury Rate plus 45 basis points; and on or after October 1, 2045, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date.

Special Mandatory Redemption:	Upon the first to occur of either (i) July 31, 2016 (subject to an extension by the parties for up to an additional 90 days after such date), if the acquisition of Jarden Corporation through a series of mergers (the “Merger Transactions”) is not consummated on or prior to such date, or (ii) the date on which the agreement relating to the Merger Transactions is terminated, all of the Notes will be subject to a special mandatory redemption. The special mandatory redemption price will be equal to 101% of the initial issue price of the Notes, plus accrued interest to but excluding the redemption date.

Change of Control:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the Notes as described under “Optional Redemption” or has redeemed the Notes as described under “Special Mandatory Redemption,” the Issuer will be required to offer to purchase the Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase.

Expected Settlement Date:

March 30, 2016 (T + 7)

The settlement date of the Notes of March 30, 2016 is the seventh business day following the trade date (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this Term Sheet or the next six succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

CUSIPs/ISINs:

2019 Notes: 651229 AT3 / US651229AT36

2021 Notes: 651229 AU0 / US651229AU09

2023 Notes: 651229 AV8 / US651229AV81

2026 Notes: 651229 AW6 / US651229AW64

2036 Notes: 651229 AX4 / US651229AX48

2046 Notes: 651229 AY2 / US651229AY21

Anticipated Ratings* (Moody’s, S&P, Fitch):	Baa3/BBB-/BBB-

Joint Book-Running Managers:	Goldman, Sachs & Co. Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

PNC Capital Markets LLC

Wells Fargo Securities, LLC

ING Financial Markets LLC

U.S. Bancorp Investments, Inc.

The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or emailing prospectus-ny@ny.email.gs.com, calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or emailing prospectus@citi.com, calling J.P. Morgan Securities LLC collect at 1-212-834-4533, or calling RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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